SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

ERICSSON CAPITAL ACCUMULATION AND

SAVINGS PLAN

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON CAPITAL ACCUMULATION

AND SAVINGS PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2008 AND 2007

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

Note A -	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

BDO Seidman, LLP	700 North Pearl, Suite 2000
Accounts and Consultants	Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Ericsson Capital Accumulation and Savings Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

June 25, 2009

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

(Thousands of dollars)

	2008		2007
ASSETS
Investments at fair value:
JPMorgan Stable Value	$119,060	*	$124,272	*
SSgA S&P 500 Fund	64,051	*	102,139	*
PIMCO Total Return Bond Fund	63,896	*	57,914	*
LM Ericsson Telephone Company, ADR, Class B	54,110	*	79,963	*
American Funds Europacific Growth Fund	52,705	*	91,493	*
American Century Investments Equity Income Fund	46,707	*	68,924	*
Janus Risk Managed	32,029	*	54,875	*
Wells Fargo Advantage Small Cap Value Fund	31,940	*	58,134	*
Morgan Stanley Institutional Mid Cap Fund	26,753		53,898	*
Buffalo Small Cap Fund	15,926		23,601
JPMorgan Investment Self Directed Account	15,279		18,394
Hotchkins & Wiley Mid Cap Value Fund	14,042		24,362
American Century Investments International Discovery Fund	13,216		27,977
Columbia Mid Cap Index	2,050		—
Columbia Small Cap Index	537		—
Wrapper Contracts	189		—
Participant Loans	3,685		3,950

Total investments	556,175		789,896

Receivables:
Employer’s contributions receivable	258		514

Total receivables	258		514

Net assets available for benefits, at fair value	556,433		790,410

Adjustment from fair value to contract value for fully benefit-responsive investment contract	16,217		3,132

Net assets available for benefits	$572,650		$793,542

*	Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

(Thousands of dollars)

Changes in net assets attributed to:
Investment income:
Dividends	$9,245
Interest	309
Contributions:
Participants	24,717
Employer	16,998
Rollover	1,791
Other	(6,873)
Net depreciation in fair value of investments	(209,309)
Benefits paid to participants	(57,770)

Net decrease	(220,892)

Net assets available for benefits:
Beginning of year	793,542

End of year	$572,650

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

The following description of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”), monitors the investment objectives and performance of the Plan’s individual investment options.

JP Morgan Chase Bank Investor Services is the Plan Trustee (the “Trustee”) and JP Morgan Retirement Plan Services is the record keeper for the Plan. The Trustee receives all participating employee (the “Participant”) and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee.

The Plan is a single employer plan.

Participant contributions are made to the Trustee for investment each pay period. There are currently fourteen separate funds to which Participants may direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

The Plan was amended effective January 1, 2007, to allow Participants who opt into the early retirement window Career Change Program to repay their outstanding plan loans after-termination of employment pursuant to the normal amortization schedule, without regard to the acceleration clauses thereof.

Effective June 1, 2007, the Plan was further amended to merge the Entrisphere 401K Plan (the “Entrisphere Plan”) into the Plan and allow the Entrisphere, Inc. employees who satisfy the eligibility requirements of the Plan participation in the Plan. As a result of the merger, assets with a fair value of $6.2 million were transferred in from the Entrisphere Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted the provisions of SFAS No. 157, “Fair Value Measurements”. (See Note 5 “Fair Value Measurements”) There was no material impact to the recorded amounts of the financial statements of the Plan upon adoption of SFAS 157 other than disclosure requirements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $257,987 and $513,680 at December 31 2008 and 2007, respectively.

Valuation of investments

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair value of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2008 and 2007.

Commingled Funds

Commingled funds represent investments with various investment managers. Units held in commingled funds, including stable value funds, are valued at the unit value as reported by the investment managers as of December 31, 2008 and 2007.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

Participant Loans

Participant loans are valued at cost, which approximates fair value.

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan accounts for certain investment contracts in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV–1 and SOP 94–4–1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, certain investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security transactions and investment income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock and Company debentures may elect to receive cash, Company stock or Company debentures. Whenever a Participant receives stock or debentures, the difference between the cost of such stock or debenture and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks and debentures are sold in satisfaction of the Participants’ election to take cash upon withdrawal.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Company and Participants’ capital accumulation contributions, and Participants’ Savings Contributions, and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of or for the years ended December 31, 2008 or 2007.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to Participants in an amount not to exceed 50% of the Participant’s contribution account. The maximum loan amount is $50,000 minus the Participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2008 interest rates range from 4%–10.5%. Loans are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant’s current investment direction.

Termination priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit payments

At December 31, 2008 and 2007, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Retirement Plan Services, benefit payments are determined, paid and taxed to Participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2008 and 2007, the numbers of active Participants were 3,901 and 3,758, respectively.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; Participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a Participant’s eligible pay for employees who are not actively participating in the Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan Retirement Plan Services’ “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each Participant’s account is credited with the Participant’s contributions, Company matching contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	INVESTMENTS

The net depreciation in fair value of investments for the year ended December 31, 2008 was as follows (amounts in thousands):

Company Stock (LM Ericsson Telephone Company)	$(22,959)
Registered investment companies	(31,812)
Common/collective funds	(152,346)
Bond mutual funds	(2,192)

$(209,309)

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	FAIR VALUE MEASUREMENTS

As of the beginning of the fiscal year ended December 31, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The plan liabilities at December 31, 2008 were $0. There were no Plan investment assets classified within level 3 at December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$299,801,914	$64,050,763	$—	$363,852,677
Collective trusts	—	119,249,562	—	119,249,562
Self Directed Accounts
Interest Bearing Cash	—	4,307,146	—	4,307,146
Non Interest Bearing Cash	—	243,165	—	243,165
Common and preferred stocks	54,109,697	8,204,488	—	62,314,185
Other	—	37,537	—	37,537
Partnerships	—	33,308	—	33,308
Registered Investment Companies	—	2,453,019	—	2,453,019
Loans to participants	—	3,684,921	—	3,684,921

Total investments at fair value	$353,911,611	$202,263,909	$—	$556,175,520

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson, Inc. Ericsson, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $7,782,971 and sales of $19,197,853 of the Company’s stock during the year ended December 31, 2008.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its first four amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and Participants are not taxed on their benefits until withdrawn from the Plan.

Although the Plan has been amended since receiving the determination letter, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

8.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrappers rebid value was $189,137 and $0 at December 31, 2008 and 2007, respectively.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 2.74% and 5.29% at December 31, 2008 and 2007, respectively. The average yield of the synthetic GICs based on interest rate credited to Participants was approximately 2.31% and 5.42% at December 31, 2008 and 2007, respectively.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables show the adjustment from fair value to contract value for the fully benefit-responsive investment contract:

December 31, 2008

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Book Value
Wrapped bonds		$109,768,043	$—	$—	$125,984,754
Aegon	AA		63,043	4,038,289	31,542,472
State Street Bank	AA		63,051	4,038,804	31,546,493
IXIS Financial Products	A+		—	4,101,332	31,542,472
ING	AA		63,043	4,038,286	31,542,453
Short-term investments		9,327,366			9,327,366

Total		$119,095,409	$189,137	$16,216,711	$135,501,256

December 31, 2007
	Major Credit Rating	Investments at Fair Value		Adjustment to Contract Value	Contract Value
Wrapped bonds		$122,172,485	$—	$—	$125,304,246
Aegon	AA		—	782,940	31,326,062
State Street Bank	AA		—	782,940	31,326,062
IXIS Financial Products	AA		—	782,940	31,326,062
UBS	AA-		—	782,941	31,326,062
Short-term investments		2,099,286	—	—	2,099,286

Total		$124,271,771	$—	$3,131,761	$127,403,532

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2008 and 2007 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

10.	CREDIT CRISIS

During 2008 the credit and liquidity crisis in the United States and throughout the global financial system triggered significant events and substantial volatility in world financial markets and the banking system that have had a significant negative impact on foreign and domestic financial markets. As a result, the Plan’s investment portfolio incurred a significant decline in fair value. The volatility may continue in 2009.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2008

EIN: 06-1119960

Plan Number: 006

Name and Issuer and Description	Current Value
Common Stocks
LM Ericsson Telephone Company, ADR, Class B (a)	$54,109,697
JPMorgan Investments Self Directed Account (a)	15,278,664

69,388,361

Value of Interest in Registered Investment Companies
JP Morgan Stable Value Fund (a)	119,060,424
SSgA S&P 500 Fund	64,050,763
PIMCO Total Return Bond Fund	63,896,605
American Funds Europacific Growth Fund	52,705,534
American Century Equity Income Fund	46,706,654
Janus Risk Managed Growth Fund	32,028,716
Wells Fargo Advantage Small Cap Value Fund	31,939,655
Morgan Stanley Institutional Mid Cap Fund	26,752,914
Buffalo Small Cap Fund	15,925,969
Hotchkis and Wiley Mid Cap Value Fund	14,042,532
American Century International Discovery Fund	13,215,934
Columbia Mid Cap Index	2,049,886
Columbia Small Cap Index	537,514
State Street Bank Wrapper Contract	63,052
Aegon Wrapper Contract	63,043
ING Wrapper Contract	63,043

483,102,238

Participants Loans (a)	3,684,921

Total Investments	$556,175,520

(a)	Indicates a party-in-interest.

Note: Cost is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and Savings Plan

Date: 06/26/09

by
John Moore
Vice President and General Counsel Administrative Committee Member

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith